EXHIBIT 99.1

Filed by: LIN TV Corp.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 13e-4(c) of the
Securities Exchange Act of 1934

Subject Company: LIN TV Corp.
Exchange Act File No. 001-31311

Dear                     :

LIN TV Corp. has a long tradition of granting stock options to its management and key personnel, reflecting my belief that the people who provide the Company’s leadership should share in the Company’s growth. LIN’s philosophy has long been to turn its key employees into both “equity-investors” and “owner-operators” of LIN.

During the past several years, LIN has increased its revenue, lowered debt, and increased the number of stations it operates. Unfortunately, our stock price has not increased. As a result, nearly all of the options LIN has granted since 1998 are underwater, and our option program is not satisfying its intended purpose of providing value to employees while serving as a retention tool for the Company.

In order to create value for LIN’s key employees, both our Board of Directors and shareholders have approved an amendment to our Amended and Restated 2002 Stock Plan to permit stock exchange programs pursuant to which outstanding options could be exchanged for restricted stock. The Board of Directors has approved such a stock exchange program, expected to commence later this year, whereby outstanding options can be exchanged for a number of shares of restricted stock equal to one-third the number of options surrendered. The new restricted stock will vest in equal annual amounts over five years.

Here’s a quick example of how the exchange would work, assuming an employee elects to exchange 1,000 options and LIN’s stock is trading on the New York Stock Exchange (“NYSE”) at $16 at the time of the exchange:

Options	Restricted Stock
•1,000 options •$21 exercise price •Market price = $16.00 •Options are “out of the money” •Option value is $0.00	•333 Restricted Shares •No exercise price •Each share is equal to market price •333 shares x $16.00 assumed market value equals $5,328

As you can see from the example, the number of shares of restricted stock you receive will be one-third of the number of options you exchange. The restricted stock will have a value equal to the closing price of a share of LIN TV Corp.’s common stock as reported on the NYSE on the date of grant. Even if the stock price remains level or decreases, restricted stock retains some intrinsic value. A stock option grant with a strike price of $20 has no value upon exercise when the stock trades at $16. Restricted stock awarded when trading at $20 is still worth $16. A stock option has lost all of its value if exercised. The restricted stock has only lost 20%.

This letter, and the attached Q&A providing more details as to how restricted stock works, are informational in nature. Written materials explaining the precise terms and timing of the stock exchange program are expected to be delivered to you later this year. You are urged to read those materials carefully when they become available and to consult with your own legal and tax advisors as to whether or not to participate in the program.

As I have noted in the past, the value of LIN’s equity is dependent upon your efforts – starting with tonight’s 6 pm news and tomorrow mornings’ sales efforts. Building our audience, exceeding entitlement, and controlling expenses are the fundamental building blocks of the LIN TV success story.

Best personal regards,

Gary R. Chapman
Chairman, President, & CEO

RESTRICTED STOCK Q&A

Question: What is restricted stock?
Answer: Stock is ownership of a company. When that stock has limitations on it, such as a vesting period, it is said to be restricted.

Question: What is the vesting period?
Answer: The vesting period is the length of time before the restrictions are lifted. In this exchange offer, the restricted stock vests in five equal annual installments, or 20% per year. For example, if you receive 500 shares of restricted stock, you could sell 100 shares after one year, and sell another 100 shares after two years have passed.

Question: Do I have to convert my options into restricted stock?
Answer: No, you may choose not to convert and retain the options you currently have. You should carefully consider the financial implications of converting or not converting, and consult with your financial and/or tax advisor.

Question: Can I convert both my vested and unvested options into restricted stock?
Answer: Yes, both can be converted into restricted stock.

Question: Some of my options are already vested. Why isn’t some of my restricted stock also vested? (Or – Why is the company requiring a new 5-year vesting period for the restricted stock?)
Answer: At a recent stock market price of $16.50, and with option exercise prices ranging generally from $21.00 to $26.25, the options are “out-of the-money” and should not be exercised. On the other hand, each share of restricted stock has a value equal to the current stock market price. For example, every 1000 options would convert into 333 restricted shares with a market value of approximately $5,500 when the stock is trading at $16.50. Multiplied by several hundred LIN employee-option holders, this exchange program represents a significant opportunity for the option holders. In exchange for that opportunity, the Board of Directors concluded that a new 5-year vesting period for the restricted shares was appropriate. As noted above, your participation in this program is optional, and you may elect not to convert and retain your options.

Question: What happens if I leave the company before my stock vests?
Answer: You forfeit the stock.

Question: Are restricted stock awards the same size as stock option grants?
Answer: Generally, restricted stock awards are smaller than stock option grants by a factor of three or four (one third or one fourth the size). If a stock option grant were 100 shares, a restricted stock award would usually range from 25 to 33 shares. With stock options, your gain exists only to the extent that the stock market value exceeds the exercise price. With restricted stock, your gain is effectively equal to the full market value of the stock.

Question: Which is better, stock options or restricted stock?
Answer: That depends on the change in the stock price and other factors. If the stock price is going up, you can sell both at the higher market value. As noted above, stock option grants generally consist of a higher number of units than restricted stock. For example, comparing 300 options with an exercise price of $21 to 100 restricted shares with no exercise price, based on a purely mathematical calculation, the options would have a higher value than restricted stock once the market value of the stock hits $31.48, and the options would outperform the restricted stock on a 3:1 basis above that price. This mathematical calculation does not reflect the sale of any portion of the restricted stock on an annual basis to satisfy tax withholding liabilities on each vesting date (see discussion below).

However, if the stock price stays the same, goes down or only increased only slightly, restricted stock is better. Even if the stock price falls, restricted stock retains some intrinsic value. A stock option grant with a strike price of $20 has no value upon exercise when the stock trades at $20. Restricted stock awarded when trading at $20 is still worth $20. A stock option in such instance has no value if exercised. The restricted stock has only lost 20% of its value.

Another difference is that stock options may offer more flexibility in the timing of your stock option exercise. When a stock option vests, you have the option of purchasing or not purchasing the stock at a specific price (the strike price), or you could decide to wait several months or even years before exercising. There are no tax consequences when a stock option vests, only when you exercise the shares and sell the stock. On the other hand, when restricted stock vests, assuming the recipient has not a made a timely election under Section 83(b) of the Internal Revenue Code, that’s a taxable event that triggers a tax liability (see below). As a result, most employees will find it necessary to sell approximately 1/3 of the shares that vest each year to fund their federal, state, and payroll tax liabilities.

Question: Are there tax considerations with restricted stock awards?
Answer: Yes. Depending on whether or not you have made a timely Section 83(b) election will affect your tax consequences.

At each vesting date, you receive the right to sell the stock with no restrictions. The IRS regards this as a taxable transfer of property, and, assuming you have not made a Section 83(b) election, you will have compensation income on the vesting date equal to the fair market value of the stock on the vesting date. LIN is in discussions with its broker to establish a procedure whereby enough shares are sold at each vesting date to cover your tax withholding liabilities. When you sell your shares of restricted stock, you will have capital gain or loss equal to the difference between the sales proceeds and the fair market value of the stock on the vesting date.

If you make a timely election under Section 83(b) of the Internal Revenue, you will have compensation income on the date of issuance equal to the fair market value of that stock on the issuance date. To be timely, a Section 83(b) election must be filed with the Internal Revenue Service within 30 days of the issuance of the restricted stock. When you sell your shares of restricted stock, you will have capital gain or loss equal to the difference between the sales proceeds and the fair market value of the stock on the date of issuance.

      THIS Q&A INFORMATIONAL PACKET DOES NOT CONSTITUTE AN OFFER TO HOLDERS OF OPTIONS TO PURCHASE LIN TV CORP. COMMON STOCK TO EXCHANGE THEIR OPTIONS. AT THE TIME THE STOCK EXCHANGE PROGRAM COMMENCES, LIN TV CORP WILL PROVIDE OPTION HOLDERS WITH WRITTEN MATERIALS EXPLAINING THE PRECISE TERMS AND TIMING OF THE STOCK EXCHANGE PROGRAM. SUCH PERSONS SHOULD READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE STOCK EXCHANGE PROGRAM. LIN TV CORP. WILL ALSO FILE THESE WRITTEN MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT UPON THE COMMENCEMENT OF THE STOCK EXCHANGE PROGRAM. INVESTORS WILL BE ABLE TO OBTAIN THESE WRITTEN MATERIALS AND OTHER DOCUMENTS FILED BY LIN TV CORP. WITH THE SECURITIES AND EXCHANGE COMMISSION FREE OF CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV AND FROM THE COMPANY’S WEBSITE AT WWW.LINTV.COM.

LIN TV Corp.
Restricted Stock Exchange Offer

							Restricted
							Shares
	Option	Expiration	Remaining	Exercise	Options	Options	Upon
Name	Date	Date	Life in Years	Price	Outstanding	Exercisable	Exchange

Grants Not Eligible
Doe, John	3/3/1998	8/1/2005	0.17	$0.0000	1,143.0000	0.0000	n/a

Grants Eligible
Doe, John	5/2/2003	5/2/2013	7.92	$23.6000	1,500.0000	750.0000	500.00
Doe, John	3/18/2004	3/18/2014	8.80	$22.7500	1,500.0000	375.0000	500.00
Doe, John	5/2/2002	5/2/2012	6.92	$22.0000	3,450.0000	2,587.5000	1,150.00

	Avg. Life		5.22	$20.0032	6,450.0000	3,712.5000	2,150.0000

Vesting of Restricted Stock			Value of Restricted Shares			Assumed LIN
July-06	430.00					Price	Value
July-07	430.00					$15.00	32,250.00
July-08	430.00					$16.00	34,400.00
July-09	430.00					$17.00	36,550.00
July-10	430.00					$18.00	38,700.00
	2,150.00					$19.00	40,850.00
						$20.00	43,000.00

“Restricted Shares Upon Exchange” is calculated as 1/3 of the number of options listed in the
“Options Outstanding” column; total is rounded to the nearest whole share.

Restricted shares will vest in five equal annual installments.

GLOSSARY

Option – A stock option gives you the right — but not the obligation — to buy company stock at a fixed price. This fixed price is called the exercise price. You can only exercise

(buy the company stock) this option between two dates, the vesting date and the expiration date.

Expiration Date — The date on which the option agreement expires. This is the last day that the options can be exercised.

Exercise Price — The price you will pay for the stock if you exercise the option. If the current market price (when you exercise and sell) is greater than the exercise price, you’ll have a gain. If the current price of the stock is below the exercise price, you do not lose money, you just can’t exercise and sell your options for a profit. Options where the current stock price is trading below the exercise price are said to be underwater or “out of the money.” Options where the current stock price is trading above the exercise price are said to be “in-the-money.”

Options Outstanding — The total of the options granted to you less any options that have been exercised or expired.

Options Exercisable — Options that have vested. Under LIN TV’s Amended and Restated 2002 Plan, options generally vest in four equal annual 25% installments from the date of grant.